Exhibit 99.1

ironSource Announces Fourth Quarter and Full Year 2021

 Financial Results

Q4 Revenue of $158 million, 46% year-over-year growth

Q4 Adjusted EBITDA1 of $57 million, 76% year-over-year growth; 36% Adjusted EBITDA Margin1

Full year 2021 Revenue of $553 million, 67% year-over-year growth; full year
Adjusted  EBITDA of $194 million, 87% year-over-year growth

Dollar-based net expansion rate of 154% for Q4

TEL AVIV, Israel-- ironSource (NYSE: IS) (“ironSource” or the “Company”), a leading business platform for the App Economy, today announced financial results for the fourth quarter and fiscal year ended December 31, 2021. In addition, the Company provided its initial outlook for the first quarter ending March 31, 2022 and guidance for the full fiscal year 2022.

“Our fourth quarter results capped an outstanding 2021 in which we achieved record yearly revenue of $553 million, which we believe demonstrates steadily-growing demand for ironSource’s unique set of offerings designed to help businesses take advantage of the fast-expanding App Economy. Equally important, we have remained focused on our financial fundamentals as we transitioned from being private to being a public company in 2021, achieving 67% year-over-year revenue growth along with 35% Adjusted EBITDA margin,” said Tomer Bar Zeev, CEO and co-founder of ironSource.

Fourth Quarter 2021 Financial Highlights:

●	Total revenue of $158 million, an increase of 46% year-over-year.

●	GAAP Net Income of $21 million.

●	Adjusted EBITDA[1] of $57 million, an increase of 76% year-over-year.

●	Adjusted EBITDA margin[1] of 36%.

●	Dollar-based net expansion rate of 154%.

●	358 customers each contributed more than $100,000 of revenue in the trailing 12 months, representing 95% of total revenue for the fourth quarter ended December 31, 2021.

●	Net cash for the fourth quarter ended December 31, 2021 was $782 million.

1 Adjusted EBITDA and Adjusted EBITDA margin are financial measures that are not required by, or presented in accordance with, U.S. GAAP. Please see Annex A of this release for a reconciliation of Adjusted EBITDA to net income, the most directly comparable financial measure stated in accordance with GAAP for each of the periods presented. We calculate Adjusted EBITDA margin as Adjusted EBITDA divided by revenue.

“We have worked hard to further cement our market leadership position in 2021, and are excited about the significant near- and long-term growth opportunities in our total addressable market as we look at the years ahead. We will work to increase our penetration in apps beyond games as those publishers look to adopt the monetization and marketing playbook used by mobile games to boost profitability. We will also continue to enhance and expand the overall set of solutions we offer our customers, such as with our cross-channel marketing solution, to increase our share of wallet with customers.”

Full Year 2021 Financial Highlights:

●	Total revenue of $553 million, an increase of 67% year-over-year.

●	GAAP Net Income of $60 million.

●	Adjusted EBITDA[1] of $194 million, an increase of 87% year-over-year.

●	Adjusted EBITDA margin[1] of 35%.

●	Net cash for the full year ended December 31, 2021 was $782 million.

Corporate Highlights:

●	Closed the previously-announced acquisitions of Tapjoy and Bidalgo. Acquisitions that aim to provide deeper market presence across the entire App Economy beyond games, additional scale and SDK footprint, and an increase in the overall available TAM.

●	Announced the launch of App Analytics, centralizing even more critical app business functions within our platform, and expanding the number of roles ironSource can serve within an app-based business - from monetization and marketing managers, to game designers, product managers, and the executive team.

●	Expanded the Aura customer base with signed partnership with two new tier 1 telecom operators to integrate the Aura solution suite on its devices.

Business Outlook:

ironSource is introducing first quarter of 2022 guidance and guidance for the fiscal year ending December 31, 2022.

First quarter of fiscal 2022:

●	Total revenue is expected to be between $180m and $185m, representing 52% year-over-year growth at the midpoint.

●	Adjusted EBITDA [2] is expected to be between $56m and $58m, representing 44% year-over-year growth at the midpoint.

Full Year fiscal 2022:

●	Total revenue is expected to be in the range of $790m to $820m, representing 45% year-over-year growth at the midpoint.

●	Adjusted EBITDA[2] is expected to be in the range of $255m to $265m, representing 34% year-over-year growth at the midpoint.

($ in millions)	Q122 Guidance	FY22 Guidance
Revenue	$180-$185	$790-$820
Revenue Y/Y growth Rate	50%-55%	43%-48%
Adjusted EBITDA	$56-$58	$255-$265
Adjusted EBITDA Margin	30%-32%	31%-34%
Fully Diluted shares outstanding	~1.1B shares

Conference Call Information:

ironSource will host a conference call and live webcast for analysts and investors at 8:30 a.m. Eastern Time on February 16, 2022.

Parties in the United States can access the call by dialing +1 844-200-6205, using conference code 510139. International parties can access the call by dialing +1 929-526-1599, using conference code 510139. This press release and the accompanying presentation materials will be available on the Company’s website at http://www.is.com/ shortly before the presentation begins.

 2 Adjusted EBITDA is a financial measure that is not required by, or presented in accordance with, U.S. GAAP. The Company has not reconciled its Adjusted EBITDA guidance to net income because net income is not accessible on a forward-looking basis and, accordingly, a reconciliation to net income is not available without unreasonable effort. See “Key Performance Metrics and Non-GAAP Financial Measures” for more information.

The webcast will be posted on ironSource’s investor relations website at investors.is.com shortly after the call and will remain accessible for one year. A telephonic replay of the conference call will be available through March 2, 2022. To access the replay, parties in the United States can dial +1 866-813-9403, using conference code 967312. International parties can access the replay by dialing +44 204-525-0658, using conference code 967312.

Q1 Conference Schedule:

ironSource management is scheduled to participate in the Morgan Stanley Technology, Media and Telecom conference on March 9th in San Francisco.

Key Performance Metrics and Non-GAAP Financial Measures

ironSource monitors the key business metrics set forth below to help evaluate the business and growth trends, establish budgets, measure the effectiveness of sales and marketing efforts, and assess operational efficiencies. The calculation of the key metrics discussed below may differ from other similarly-titled metrics used by other companies, securities analysts or investors.

Customers Contributing More than $100,000 of Revenue

ironSource’s larger customer relationships drive scale, improved unit economics and operating leverage in its business model, which improves ironSource’s solutions and thereby increases the value proposition to all of ironSource’s customers. To measure ironSource’s ability to scale with its customers and attract large enterprises to its platform, ironSource counts the number of customers that contributed more than $100,000 in revenue in the trailing 12 months. ironSource’s gross customer retention rate is calculated by comparing two twelve-month periods to see how many customers in the previous period remain active customers in the current period. ironSource’s customer count is subject to adjustments for acquisitions, consolidations, spin-offs and other market activity.

Dollar-Based Net Expansion Rate

ironSource believes the growth in the use of its platform by existing customers is an important measure of the health of its business and future growth prospects. ironSource monitors its performance in this area using an indicator management refers to as dollar-based net expansion rate. ironSource calculates dollar-based net expansion rate for a period by dividing current period revenue from a set of customers by prior period revenue of the same set of customers. Prior period revenue is the trailing 12-month revenue measured as of such prior period end. Current period revenue is the trailing 12-month revenue from the same customers as of the current period end. Management’s calculation of dollar-based net expansion rate includes the effect of any customer renewals, expansion, contraction and churn, but excludes revenue from new customers.

Adjusted EBITDA and Adjusted EBITDA Margin

ironSource defines Adjusted EBITDA as income from continuing operations, net of income taxes, as adjusted for income taxes, financial expenses, net and depreciation and amortization, further adjusted for assets impairment, share-based compensation expense and fair value adjustment related to contingent consideration, acquisition-related costs and offering costs. ironSource defines Adjusted EBITDA Margin as Adjusted EBITDA calculated as a percentage of revenue. Adjusted EBITDA and Adjusted EBITDA Margin are included in this press release because they are key metrics used by management and our board of directors to assess our financial performance. Adjusted EBITDA and Adjusted EBITDA Margin are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. ironSource management believes that Adjusted EBITDA and Adjusted EBITDA Margin are appropriate measures of operating performance because each eliminates the impact of expenses that do not relate directly to the performance of the underlying business.

Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP measures of our financial performance and should not be considered as alternatives to net loss as a measure of financial performance, as alternatives to cash flows from operations as a measure of liquidity, or as alternatives to any other performance measure derived in accordance with GAAP. Adjusted EBITDA and Adjusted EBITDA Margin should not be construed as inferences that our future results will be unaffected by unusual or other items. Additionally, Adjusted EBITDA and Adjusted EBITDA Margin are not intended to be measures of free cash flow for management’s discretionary use, as they do not reflect our tax payments and certain other cash costs that may recur in the future, including, among other things, cash requirements for costs to replace assets being depreciated and amortized. Management compensates for these limitations by relying on our GAAP results in addition to using Adjusted EBITDA and Adjusted EBITDA Margin as supplemental measures. Our measures of Adjusted EBITDA and Adjusted EBITDA Margin are not necessarily comparable to similarly-titled captions of other companies due to different methods of calculation.

For more information on the non-GAAP financial measures, please see the reconciliation tables provided below. The accompanying tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures. The Company has not reconciled its Adjusted EBITDA guidance to net income because net income is not accessible on a forward-looking basis. Certain items that impact Adjusted EBITDA are out of the Company’s control and/or cannot be reasonably predicted. These items include, but are not limited to, share based compensation expenses. These items are uncertain, depend on various factors, and could have a material impact on GAAP reported results for the guidance period. Accordingly, a reconciliation to net income is not available without unreasonable effort. For more information regarding the non-GAAP financial measures discussed in this release, please see Annex A of this release for the reconciliations of GAAP financial measures to non-GAAP financial measures.

About ironSource

ironSource is a leading business platform for the App Economy. App developers use ironSource’s platform to turn their apps into successful, scalable businesses, leveraging a comprehensive set of software solutions which help them grow and engage users, monetize content, and analyze and optimize business performance to drive more overall growth. The ironSource platform also empowers telecom operators to create a richer device experience, incorporating relevant app and service recommendations to engage users throughout the lifecycle of the device. By providing a comprehensive business platform for the core constituents of the App Economy, ironSource allows customers to focus on what they do best, creating great apps and user experiences, while enabling their business expansion in the App Economy. For more information please visit www.is.com.

Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking” statements and information, within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that relate to, without limitation, ironSource’s current expectations and projections relating to its financial condition, including the guidance for 2022 and our plans to expand to apps beyond games and to launch new solution, competitive position, future results of operations, plans, objectives, and views of future events. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar words. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: (i) volatility in the price of the ironSource’s securities due to a variety of factors, including changes in the competitive industry in which ironSource operates, variations in performance across competitors, changes in laws and regulations affecting ironSource’s business and changes in its capital structure; (ii) ironSource’s ability to implement its business plans, forecasts, and other expectations, and to identify and realize additional opportunities; (iii) ironSource’s markets are rapidly evolving and may decline or experience limited growth; (iv) ironSource’s reliance on operating system providers and app stores to support its platform; (v) ironSource’s ability to compete effectively in the markets in which it operates; (vi) ironSource’s quarterly results of operations may fluctuate for a variety of reasons; (vii) failure to maintain and enhance the ironSource brand; (viii) ironSource’s dependence on its ability to retain and expand its existing customer relationships and attract new customers; (ix) ironSource’s reliance on its customers that contribute more than $100,000 of annual revenue; (x) ironSource’s ability to successfully and efficiently manage its current and potential future growth and successfully introduce new solutions; (xi) ironSource’s dependence upon the continued growth of the app economy and the increased usage of smartphones, tablets and other connected devices; (xii) ironSource’s dependence upon the success of the gaming and mobile app ecosystem and the risks generally associated with the gaming industry; (xiii) ironSource’s, and ironSource’s competitors’, ability to detect or prevent fraud on its platforms; (xiv) failure to prevent security breaches or unauthorized access to ironSource’s or its third-party service providers' data; (xv) the global scope of ironSource’s operations, which are subject to laws and regulations worldwide, many of which are unsettled and still developing; (xvi) the rapidly changing and increasingly stringent laws, contractual obligations and industry standards relating to privacy, data protection, data security and the protection of children; (xvii) the effects of health epidemics, including the ongoing COVID-19 pandemic; and (xviii) other risk factors set forth in the section titled “Risk Factors” in ironSource’s Prospectus filed with the Securities and Exchange Commission (“SEC”) on October 5, 2021, and other documents filed with or furnished to the SEC.

ironSource cautions you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth herein speak only as of the date of this communication. Except as required by law, ironSource does not undertake any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that ironSource will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, in ironSource’s public filings with the SEC, which are or will be (as appropriate) accessible at www.sec.gov, and which you are advised to consult.

Market, ranking and industry data used throughout this communication, including statements regarding market size and technology adoption rates, is based on the good faith estimates of ironSource’s management, which in turn are based upon ironSource’s management’s review of internal surveys, independent industry surveys and publications, including reports by Altman Solon, App Annie, AppsFlyer, Apptopia, eMarketer, Newzoo, Omdia and Sensor Tower and other third party research and publicly available information. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While ironSource is not aware of any misstatements regarding the industry data presented herein, its estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed above.

Contact Information

Investor Relations

Daniel Amir

daniel.amir@is.com

+ 1 415-725-5900

Media Contact

Rachel Jermansky

ironSourcePR@icrinc.com

+1 646-277-1289

Source: ironSource

IRONSOURCE LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except for number of shares and par value)

(Unaudited)

	December 31,
	2021	2020
Assets
Current assets:
Cash and cash equivalents	$778,261	$200,672
Short-term deposits	—	17,627
Accounts receivable, net of allowances of $437 and $724 as of December 31, 2021 and 2020, respectively	232,049	151,503
Other current assets	42,382	15,711
Total current assets	1,052,692	385,513
Long-term restricted cash	3,495	2,415
Deferred tax assets	2,012	161
Operating lease right-of-use asset	34,116	36,780
Property, equipment and software, net	25,131	23,077
Investment in equity securities	20,000	—
Goodwill	240,299	79,156
Intangible assets, net	54,221	8,084
Other non-current assets	18,857	650
Total assets	$1,450,823	$535,836

IRONSOURCE LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except for number of shares and par value)

(Unaudited)

	December 31,
	2021	2020
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$247,362	$155,476
Current maturities of long-term loan	—	9,725
Operating lease liabilities	7,525	7,429
Other current liabilities	53,949	34,034
Total current liabilities	308,836	206,664
Long-term loan, net of current maturities	—	74,684
Deferred tax liabilities	6,514	2,521
Long-term operating lease liabilities	30,076	32,241
Other non-current liabilities	2,829	280
Total liabilities	348,255	316,390
Commitments and contingencies
Shareholders’ equity:
Class A and Class B ordinary share, no par value; 11,500,000,000 (Class A 10,000,000,000 and Class B 1,500,000,000) shares authorized; 1,018,468,804 (Class A 652,938,412 and Class B 365,530,392) and 640,266,044 (Class A 320,133,022 and Class B 320,133,022) issued and outstanding at December 31, 2021 and 2020, respectively (*)	—	—
2019 ordinary shares, NIS 0.01 par value, 25,006,298 authorized, issued and outstanding at December 31, 2020	—	72
Treasury shares, at cost, 6,745,955 Class A ordinary shares held at December 31, 2021	(67,460)	—
Additional paid-in capital (*)	1,042,589	152,251
Accumulated other comprehensive income	495	—
Retained earnings	126,944	67,123
Total shareholders’ equity	1,102,568	219,446
Total liabilities and shareholders’ equity	$1,450,823	$535,836

(*)	Per share amounts have been adjusted, on a retroactive basis, for all periods presented, to reflect both the distribution of Class B ordinary shares and the Stock Split, together representing a ratio of 9.98 of each share.

IRONSOURCE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share amounts)

(Unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2021	2020	2021	2020

Revenue	$158,271	$108,354	$553,466	$331,519
Cost of revenue	24,562	17,306	89,223	57,825
Gross profit	133,709	91,048	464,243	273,694
Operating expenses:
Research and development	22,887	17,149	90,531	51,600
Sales and marketing	56,804	42,046	208,707	119,262
General and administrative	26,193	8,910	82,638	28,746
Total operating expenses	105,884	68,105	381,876	199,608
Income from operations	27,825	22,943	82,367	74,086
Financial expenses, net	(57)	1,771	2,004	4,381
Income from continuing operations before income taxes	27,882	21,172	80,363	69,705
Income taxes	7,077	3,852	20,542	10,896
Income from continuing operations, net of income taxes	20,805	17,320	59,821	58,809
Income from discontinued operations, net of income taxes	—	4,701	—	36,480
Net income	$20,805	$22,021	$59,821	$95,289
Basic net income per ordinary share: (*)
Continuing operations	0.02	0.02	0.07	0.07
Discontinued operations	—	0.01	—	0.04
Basic net income per ordinary share	$0.02	$0.03	$0.07	$0.11
Weighted-average ordinary shares outstanding – basic	1,014,509,223	639,223,211	832,144,353	636,450,643
Diluted net income per ordinary share: (*)
Continuing operations	0.02	0.02	0.06	0.06
Discontinued operations	—	0.01	—	0.04
Diluted net income per ordinary share	$0.02	$0.03	$0.06	$0.10
Weighted-average ordinary shares outstanding – diluted	1,094,974,000	689,922,172	911,059,088	681,900,332

(*)	Per share amounts have been adjusted, on a retroactive basis, for all periods presented, to reflect both the distribution of Class B ordinary shares and the Stock Split, together representing a ratio of 9.98 of each share.

IRONSOURCE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

(Unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2021	2020	2021	2020

Cash flows from operating Activities
Net income from continuing operations	$20,805	$17,320	$59,821	$58,809
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,690	4,628	24,118	16,858
Share-based compensation expenses	20,714	5,005	78,515	12,596
Non-cash lease expense	1,134	2,471	595	2,791
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(1,812)	(1,407)	(2,627)	(1,395)
Loss (gain) on disposal of property and equipment	1	—	(16)	—
Interest accrued and other financial expenses	—	110	628	271
Deferred income taxes, net	1,178	665	644	(633)
Changes in operating assets and liabilities, net of effects of businesses acquired:
Accounts receivable	(41,568)	(25,435)	(82,584)	(39,816)
Other current assets	(10,261)	(6,426)	(27,721)	(5,771)
Other non-current assets	(11,388)	(1,746)	(21,442)	(3,913)
Accounts payable	33,932	23,450	97,701	40,706
Other current liabilities	8,886	6,690	14,553	11,118
Other non-current liabilities	1,274	4	1,705	35
Net cash provided by continuing operating activities	29,585	25,329	143,890	91,656
Net cash provided by (used in) discontinued operating activities	—	6,188	(5,168)	52,771
Net cash provided by operating activities	29,585	31,517	138,722	144,427
Cash flows from investing activities
Purchase of property and equipment	(391)	(94)	(1,419)	(1,049)
Capitalized software development costs	(2,662)	(2,968)	(10,821)	(12,024)
Purchase of intangible assets	—	—	(1,950)	—
Proceeds from sale of property and equipment	10	—	31	—
Acquisitions, net of cash acquired	(38,209)	—	(127,549)	—
Purchase of equity investment	—	—	(20,000)	—
Investments in short-term deposits	—	(17,590)	—	(60,180)
Maturities of short-term deposits	—	37,590	17,590	50,690
Net cash provided by (used in) continuing investing activities	(41,252)	16,938	(144,118)	(22,563)
Net cash provided by (used in) discontinued investing activities	—	(928)	—	(5,082)
Net cash provided by (used in) investing activities	(41,252)	16,010	(144,118)	(27,645)
Cash flows from financing activities
Repayment of long-term loan	—	(2,500)	(85,000)	(7,500)
Proceeds from Recapitalization transaction, net	—	—	663,813	—
Exercise of options and restricted share units	738	827	2,625	1,731
Other	—	(540)	—	(540)
Net cash provided by (used in) continuing financing activities	738	(2,213)	581,438	(6,309)
Net cash provided by (used in) discontinued financing activities	—	—	—	—
Net cash provided by (used in) financing activities	738	(2,213)	581,438	(6,309)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	1,812	1,407	2,627	1,395
Net change in cash and cash equivalents and restricted cash	(10,929)	45,314	576,042	110,473
Cash and cash equivalents and restricted cash at beginning of the period	790,873	156,366	203,087	91,219
Cash and cash equivalents and restricted cash at end of the period	$781,756	$203,087	$781,756	$203,087

Annex A

IRONSOURCE LTD.

Non-GAAP Financial Metrics

(U.S. dollars in thousands, except per share amounts)

(Unaudited)

The following tables show the Company’s non-GAAP financial metrics reconciled to the comparable GAAP financial metrics included in this release.

Reconciliation of GAAP to Non-GAAP net income from continuing operations, net of income taxes and net income per share:

	Q4 2021	Q4 2020	FY 2021	FY 2020

GAAP Income from continuing operations, net of income taxes	$20,805	$17,320	$59,821	$58,809
Add:
Share-based compensation expense	20,714	5,005	78,515	12,596
Depreciation and amortization	6,690	4,628	24,118	16,858
Acquisition-related costs	2,033	—	4,487	—
Offering Costs	—	—	4,214	—
Non-GAAP net income	$50,242	$26,953	$171,155	$88,263
Weighted-average ordinary shares outstanding—basic*	1,014,509,223	639,223,211	832,144,353	636,450,643
Basic Non-GAAP net income per ordinary share*	$0.05	$0.03	$0.18	$0.10
Weighted-average ordinary shares outstanding—diluted*	1,094,974,000	689,922,172	911,059,088	681,900,332
Diluted Non-GAAP net income per ordinary share*	$0.05	$0.03	$0.17	$0.09

*	Per share amounts have been adjusted, on a retroactive basis, for all periods presented, to reflect both the distribution of Class B ordinary shares and the Stock Split, together representing a ratio of 9.98 of each share.

(Unaudited)

Adjusted EBITDA and Adjusted EBITDA margin and a reconciliation of GAAP income from continuing operations, net of income taxes to Adjusted EBITDA:

	Q4 2021	Q4 2020	FY 2021	FY 2020

GAAP Income from continuing operations, net of income taxes	$20,805	$17,320	$59,821	$58,809
Add:
Financial expenses, net	(57)	1,771	2,004	4,381
Income taxes	7,077	3,852	20,542	10,896
Share-based compensation expense	20,714	5,005	78,515	12,596
Depreciation and amortization	6,690	4,628	24,118	16,858
Acquisition-related costs	2,033	—	4,487	—
Offering Costs	—	—	4,214	—
Adjusted EBITDA	$57,262	$32,576	$193,701	$103,540
Revenue	$158,271	$108,354	$553,466	$331,519
Income from continuing operations, net of income taxes margin	13%	16%	11%	18%
Adjusted EBITDA margin	36%	30%	35%	31%

Reconciliation of GAAP to Non-GAAP gross profit and gross profit margin:

	Q4 2021	Q4 2020	FY 2021	FY 2020

GAAP gross profit	$133,709	$91,048	$464,243	$273,694
Add:
Share-based compensation expense	304	191	1,217	316
Depreciation and amortization	5,855	4,033	20,949	14,487
Non-GAAP gross profit	$139,868	$95,272	$486,409	$288,497
GAAP gross margin	84%	84%	84%	83%
Non-GAAP gross margin	88%	88%	88%	87%

(Unaudited)

Reconciliation of GAAP to Non-GAAP operating expenses:

Research and development	Q4 2021	Q4 2020	FY 2021	FY 2020

GAAP research and development expense	$22,887	$17,149	$90,531	$51,600
Less:
Share-based compensation expense	6,864	1,529	24,419	3,881
Acquisition-related costs	234	—	465	—
Non-GAAP research and development expense	$15,789	$15,620	$65,647	$47,719
GAAP research and development expense as a percentage of revenue	14%	16%	16%	16%
Non-GAAP research and development expense as a percentage of revenue	10%	14%	12%	14%

Sales and marketing	Q4 2021	Q4 2020	FY 2021	FY 2020

GAAP sales and marketing expense	$56,804	$42,046	$208,707	$119,262
Less:
Share-based compensation expense	4,162	2,177	16,807	4,692
Depreciation and amortization	446	231	1,678	925
Acquisition-related costs	697	—	1,073	—
Non-GAAP sales and marketing expense	$51,499	$39,638	$189,149	$113,645
GAAP sales and marketing expense as a percentage of revenue	36%	39%	38%	36%
Non-GAAP sales and marketing expense as a percentage of revenue	33%	37%	34%	34%

General and administrative	Q4 2021	Q4 2020	FY 2021	FY 2020

GAAP general and administrative expense	$26,193	$8,910	$82,638	$28,746
Less:
Share-based compensation expense	9,384	1,108	36,072	3,707
Depreciation and amortization	389	364	1,491	1,446
Acquisition-related costs	1,102	—	2,949	—
Offering Costs	—	—	4,214	—
Non-GAAP general and administrative expense	$15,318	$7,438	$37,912	$23,593
GAAP general and administrative expense as a percentage of revenue	17%	8%	15%	9%
Non-GAAP general and administrative expense as a percentage of revenue	10%	7%	7%	7%